





Paid Board Positions - See what board positions you qualify for and register today! Ad ···

Message More...

Jack Ottman · 3rd

Minds.com

Chief Operating Officer at Minds

Denver, Colorado · 500+ connections · Contact info

Activity

See all

1,329 followers

PPA
Jack commented

Experience

Chief Operating Officer
Minds.com
Jul 2017 – Present · 3 yrs
New York, New York

Minds is a social networking platform built on a foundation of Internet freedom. All of our code is 100% free and open source for maximum transparency and accountability through peer review.

Minds leverages blockchain technology to enable decentralized peer-to-peer payments between content creators, advertisers and consumers. Users are rewarded with cryptocurrency based on their daily contribution to the network (i.e. unique interaction, referrals, activity) and can exchange the cryptocurrency for advertising views or premium content subscriptions.

see less

Account Executive
IBM
Jul 2014 – Jun 2017 · 3 yrs
Greater New York City Area

Sales Intern
IBM
Jun 2013 – Aug 2013 · 3 mos
Atlanta, GA

Education

Washington and Lee University
Bachelor of Science (B.S.), Business Administration
2010 – 2014
Activities and Societies: Varsity Men's Lacrosse, Club Hockey, Kappa Sigma, Campus Community Coalition, Outing Club

The London School of Economics and Political Science (LSE)
2012 – 2012

The Hotchkiss School
2006 – 2010
Activities and Societies: Varsity Lacrosse Captain, Varsity Hockey, Orientation Leader, Peer-to-peer Mentor, Proctor

Wilton High School
2005 – 2006

Show fewer education

Skills & Endorsements

Social Networking · 15
Olesia Kornilova and 14 connections have given endorsements for this skill

Leadership · 15
Endorsed by **2 of Jack's colleagues at IBM**

Microsoft Office · 14
Endorsed by **4 of Jack's colleagues at IBM**

Show more

Accomplishments

2 **Languages**
English • Spanish

Ad ···
Get the latest jobs and industry news
Margarita, explore relevant opportunities with **Amazon**
Follow

People Also Viewed

Trip Cole • 3rd
MBA Candidate at Chicago Booth |...

Lindsey McKenna • 3rd
Senior Account Manager at The...

Dylan Zamacona • 3rd
Associate Digital Producer at...

Alex Hamill Hagler • 3rd
Account Supervisor at BBDO San...

Tom Stanek • 3rd
Leading Applied Artificial...

Harrison Archer • 3rd
Director - Tenant Representation at...

Joseph Wood • 3rd
Associate, Portfolio Management

Derek DeBlois • 3rd
Account Executive at Samsara

Harry Razook • 3rd
Investment Banking Analyst at CS...

David Better • 3rd
Vice President at GPC Partners

Add new skills with these courses

Salesforce 2018: LinkedIn Sales Navigator Integration
Viewers: 11,900

Salesforce: Custom Reports
Viewers: 9,150

Marketing Foundations: eCommerce
Viewers: 10,940

See more courses

Promoted ···
24x7 Hiring Assistant
On-demand video interview software to automate recruitment. Get free demo!
Learn more
Online CAT software
All-in-one cloud-based translation software: no downloads, free forever.
Learn more

Interests

 **LSE Summer School**
2,315 members

 **Argeniss Software**
491 followers

 **B2B Sales Forum**
1,903 members

 **IBM**
8,561,735 followers

 **Washington and Lee Univ...**
20,550 followers

 **Jack Morton Worldwide**
55,908 followers

See all



About	Accessibility	Talent Solutions	 **Questions?**	Select Language
Community Guidelines	Careers	Marketing Solutions	Visit our Help Center.	English (English) ▼
Privacy & Terms ⌄	Ad Choices	Advertising	 **Manage your account and**	
Sales Solutions	Mobile	Small Business	**privacy**	
Safety Center			Go to your Settings.	

LinkedIn Corporation © 2020

 **Messaging**